SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ/MF): 42.150.391/0001-70

Publicly Held Company

MATERIAL FACT

Braskem S.A. (“Braskem”), in accordance with Article 157, Paragraph 4 of Federal Law 6,404/76 (“Brazilian Corporation Law”) and CVM Rules 319/99 and 358/02, announces to shareholders and the general market that its Board of Directors approved on November 29, 2010, the convening of an Extraordinary Shareholders’ Meeting to be held on a date and time to be defined and announced through a Call Notice in accordance with the law, to resolve on the merger of Companhia Alagoas Industrial - Cinal (“Cinal”) by Braskem (“Merger”).

The Merger is part of the ownership reorganization strategies of Cinal and Braskem and seeks to simplify the current corporate structures of both companies, enabling the capture of synergies and reductions in financial, administrative and operational costs. The Merger also seeks the consolidation of the operations of Cinal by Braskem, which will be the general successor of all assets, rights and obligations of Cinal, in accordance with Article 227 of Brazilian Corporation Law.

Cinal is a closely held corporation and Braskem currently owns 100% of its capital, which means that the Merger will not result in an increase in the capital of Braskem or the issue of shares by Braskem to substitute the shares in Cinal. All ninety-three million, two hundred sixty-three thousand, nine hundred twenty-four (93,263,924) common shares issued by Cinal and held by Braskem will be cancelled, in accordance with Article 226, Paragraph 1 of Brazilian Corporation Law. Considering also that Braskem is the sole shareholder of Cinal and that the approval of the Merger will require a vote by Braskem in favor, there will be no exercise of withdrawal rights resulting from the Merger.

In accordance with Articles 8 and 227 of Brazilian Corporation Law, the specialized firm PricewaterhouseCoopers Auditores Independentes, headquartered in the city and state of São Paulo at Av. Francisco Matarazzo, 1400, inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 61.562.112/0002-01, originally registered at the Regional Accounting Board of the State of São Paulo under number 2SP000160/O-5 and secondarily registered at the Regional Accounting Board of the State of Bahia under number CRC 2SP000160/O-5 “F” BA (“pwc”), was contracted, whose appointment must be ratified by the shareholder meetings of Braskem and Cinal, to carry out the valuation of the net book value of Cinal based on the audited Financial Statements dated September 30, 2010 (“Base Date”) for the purposes of the Merger (“Valuation Report”).

According to the valuation, the net book value of Cinal to be merged by Braskem is twenty-seven million, eight hundred thirty-three thousand, eight hundred sixty reais and forty-four centavos (R$27,833,860.44). Braskem will absorb any changes in the net book value of Cinal that occur between the Base Date and the date of the Merger.

To the best knowledge of the management teams of Braskem and Cinal, there are no relevant liabilities or contingencies that have not already been duly recorded.

Regarding pwc, to the best knowledge of the management teams of Braskem and Cinal, there are no conflicts or community of interests, either present or potential, involving the controlling shareholders of the companies involved in the Merger or involving the minority shareholders.

The costs of the Merger will be eighty thousand reais (R$80,000.00) and include expenses with publications and with the fees charged by the auditors, appraisers, consultants and lawyers.

Since Cinal does not have minority shareholders and considering the various precedents of the CVM regarding this situation, the management teams of both companies believe that Article 264 of Brazilian Corporation Law is not applicable to the Merger and that any request by CVM to prepare the valuation reports of the net book value at market price of Braskem and Cinal is unwarranted.

The Merger will be communicated to the BM&FBOVESPA, the Securities and Exchange Commission of Brazil (CVM), the U.S. Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE) and the Market for Latin-American Stocks in Euros (Latibex).

All documents referred to in this Material Fact related to the Merger, including the respective Protocol and Justification of Merger and the valuation report prepared by pwc, will be available to the shareholders of Braskem as of the publication date of the call notice for the Extraordinary Shareholders’ Meeting of Braskem and may be consulted at the head offices and on the website of Braskem (www.braskem.com.br/ir), as well as at the head offices and on the websites of the CVM (www.cvm.gov.br) and the BM&FBOVESPA (www.bmfbovespa.com.br).

São Paulo, November 29, 2010

__________________________________

Braskem S.A.

Marcela Drehmer

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.